Exhibit (b)

Perot Investments, Inc.

2300 West Plano Parkway

Plano, Texas 75075

Tel: 972-535-1900

Fax: 972-535-1991

October 29, 2009

Prophet Equity

181 Grand Avenue, Suite 201

Southlake, Texas 76092

Dear Prophet Equity,

You have advised Petrus Private Investments L.P. (“Petrus”, or “Lender”) that a newly formed entity owned by Prophet Equity LP (“Newco Parent”), through a majority owned subsidiary of Newco Parent (“Technology Resources Holdings, Inc.” or “TRH”), will acquire all of the outstanding capital securities of Silicon Storage Technology, Inc. (“Target”) through a combination of cash and the contribution of shares of Target owned by Bing Yeh and Yaw-Wen Hu (the “Transaction”). TRH is seeking up to $25 million of financing (the “Financing”) in support of the Transaction. As used herein, “Credit Parties” means Newco Parent, TRH, Target and its subsidiaries.

Based on our understanding of the Transaction as described above and the information which you have provided us to date, and subject to the terms and conditions contained in this letter, Petrus is pleased to offer its commitment to provide the Financing described herein, in Dallas, Texas, in the amount of up to $25 million, subject to the terms and conditions outlined in the Summary of Terms (herein so-called) executed by the parties simultaneously with this Commitment Letter, and subject to the fulfillment of the following conditions to the satisfaction of the Lender:

1.	Lender having access to all relevant facilities, personnel and accountants, and copies of all documents which Lender may request, including business plans, financial statements (actual and pro forma), books, records, and other documents, of each Credit Party.

2.	Results satisfactory to Petrus in its sole discretion of due diligence regarding Target, its subsidiaries, Newco Parent and TRH and their businesses, finances (including capitalization), prospects and operations, including licensing revenues/contracts.

3.	Bing Yeh and Yaw-Wen Hu have contributed all of the outstanding stock of Target owned by Bing Yeh and Yaw-Wen Hu to TRH (i.e. this stock will be “rolled over” and not cashed out).

4.	Petrus’ review and approval of pro forma and projected financial statements for such periods and containing such information relating to Target and its subsidiaries which are acceptable to Petrus.

5.	The execution and delivery of final legal documentation, including appropriate Transaction documents, acceptable to Newco Parent and its counsel and Petrus and its counsel incorporating, without limitation, the terms set forth in this Commitment Letter and the Summary of Terms.

6.	Acceptance by Newco Parent and Petrus of any other terms and conditions set forth in the Transaction documents not herein mentioned.

Petrus’s obligations contained herein are also expressly conditioned upon there being an absence of (A) any material adverse change in the business, condition (financial or otherwise), operation, performance, properties, or prospects of Target or its subsidiaries, taken as a whole, from that reflected in the financial statements of Target dated as of June 30, 2009, previously delivered to Petrus; (B) any material adverse change in the business, condition, ,operations, performance, properties, or prospects of TRH, Newco Parent, Target or its subsidiaries (other than such change reflected in financial statements), taken as a whole, which is unsatisfactory to Petrus in its sole discretion, after June 30, 2009; or (C) any material adverse change after June 30, 2009, in the capital markets generally, or in the industries in which the Target conducts its business.

Petrus reserves the right at any time to syndicate the Financing and any definitive loan documents shall contemplate such syndication, including the requirement of a certain percentage of lenders to approve, waive and amend the definitive loan documents but such participation shall not affect Lender’s or its Affiliate’s obligation to fund the Loan.

By signing this Commitment Letter and the Summary of Terms, Petrus and TRH acknowledge that this Commitment Letter and the Summary of Terms supersede any and all discussions and understandings, written or oral, between or among Petrus and any other person as to the subject matter hereof, including, without limitation, any prior commitment letters (and attachments) whether or not fully or partially executed. No amendments, waivers or modifications of this Commitment Letter or any of its contents shall be effective unless expressly set forth in writing and executed by Petrus, Newco Parent, and TRH.

This Commitment Letter and the Summary of Terms are being provided to you on the condition that, except as required by law, neither they, nor their contents, will be disclosed publicly or privately except to Target and to those individuals who are Target’s or your officers, employees or advisors who have a need to know of them as a result of their being specifically involved in the Transaction under consideration and then only on the condition that such matters may not, except as required by law, be further disclosed. No person, other than the parties signatory hereto, is entitled to rely upon this Commitment Letter or any of its contents. No person shall, except as required by law, use the name of, or refer to, Petrus, or any of its affiliates, in any correspondence, discussions, press release, advertisement or disclosure made in connection with the Transaction without prior written consent of Petrus.

Regardless of whether the commitment herein is terminated or the Transaction or the Financing closes, Newco Parent, TRH and their affiliates hereby agree to provide the indemnification set forth in Section 18 of the Summary of Terms.

This Commitment Letter is governed by and shall be construed in accordance with the laws of the State of Texas applicable to contracts made and performed in that state.

Please indicate your acceptance of this Commitment Letter in the space indicated below and return a copy of this Commitment Letter so executed to Petrus. This Commitment Letter will expire at 5:00 pm time on October 30, 2009, unless on or prior to such time Petrus has received a copy of this Commitment Letter executed by TRH.

Once effective, Petrus’s commitment to provide financing in accordance with the terms of this Commitment Letter shall terminate as provided in Section 15 of the Summary of Terms.

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We look forward to continuing to work with you toward completing the Financing for the Transaction.

Sincerely,

Petrus Private Investments L.P.

By:	/s/ David Radunsky
Its:	Duly Authorized Signatory

AGREED AND ACCEPTED THIS

29 DAY OF October, 2009

FOR NEWCO PARENT AND TRH:

/s/ Ross Gatlin
By:	Ross Gatlin
Company:	Prophet Equity LP
Title:	CEO and Managing Partner

/s/ George Stelling
By:	George Stelling
Company:	Prophet Equity LP
Title:	COO and Co-Founder

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